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                             October 6, 2023

       Anton Feingold
       Corporate Secretary
       Ares Acquisition Corp
       245 Park Avenue, 44th Floor
       New York, New York 10167

                                                        Re: Ares Acquisition
Corp
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed September 22,
2023
                                                            File No. 333-269400

       Dear Anton Feingold:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated
       Combined Balance Sheet
       Adjustment C, page 227

   1. We note that you did not classify the Series A Preferred Stock as a liability pursuant to
                                                        ASC 480, as you state
it is convertible into a fixed number of shares, among other factors.
                                                         However, your
disclosure on page 220 states that the Conversion Price will automatically reset upon the Reset
Date to be equal to the lower of (x) the initial Conversion Price and
                                                        (y) the higher of (A)
$7.00 or (B) the volume-weighted average price of the Class A
                                                        Common Stock for the
365 day period ending on the trading day immediately preceding the Reset Date. Please
revise your disclosure to correct this inconsistency or
                                                        otherwise provide us
with your analysis for not classifying the preferred stock as a liability pursuant to
ASC 480.
 Anton Feingold
Ares Acquisition Corp
October 6, 2023
Page 2
2. We note that the New X-Energy may convert all (but not less than all) of the then-
         outstanding shares of Series A Preferred Stock into shares of New X-energy Class A
         Common Stock when certain conditions are met. Please tell us how you accounted for this embedded feature. In this regard, please include a discussion of your basis for bifurcating or not bifurcating this feature from the Series A Preferred Stock including the authoritative accounting guidance which supports your conclusion. Adjustment Q, page 229

3. Your disclosures indicate that the consummation of the Business Combination Agreement is conditioned upon the satisfaction or waiver by the parties to the Business Combination
         Agreement of certain customary closing conditions, including the Available Closing Cash being no less than an amount (not less than zero) equal to (a) $120,000,000 minus (b) the aggregate amounts actually funded in connection with any Permitted Financing (e.g., page
         6). Please prominently disclose whether you would be able to meet the minimum cash condition under the maximum redemption scenario. It is unclear why you have omitted the capital raised from the Series C-2 and PIPE investors from your pro forma presentation. If your alternative sources of financing are not firmly committed, please revise your pro forma financial statements to reflect the maximum number of shares that could be redeemed without violating the minimum cash condition.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameAnton Feingold                               Sincerely,
Comapany NameAres Acquisition Corp
                                                               Division of
Corporation Finance
October 6, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName